# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Azitra, Inc., CIK 0001701478
CUSIP: 05479L203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21 Business Park Drive, Branford, Connecticut (CT), 06405
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,132,622; sole dispositive power 0; shared dispositive power 1,132,622; aggregate amount beneficially owned 1,132,622 (9.99% of the class); the aggregate amount excludes certain shares
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,132,622; sole dispositive power 0; shared dispositive power 1,132,622; aggregate amount beneficially owned 1,132,622 (9.99% of the class); the aggregate amount excludes certain shares
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,132,622; sole dispositive power 0; shared dispositive power 1,132,622; aggregate amount beneficially owned 1,132,622 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Azitra, Inc.
Address of issuer's principal executive offices: 21 Business Park Drive, Branford, CT 06405

## Item 2. Person Filing
Name of person filing:
This statement is filed by Alumni Capital LP (the "Fund"), Alumni Capital GP LLC (the "General Partner"), and Ashkan Mapar (the "Controlling Person"). The foregoing are collectively referred to herein as the "Reporting Persons".

The Fund holds, has the right to acquire, or has the obligation to acquire, securities of the Issuer. The General Partner serves as the general partner of the Fund. The Controlling Person is the control person of the General Partner.
Address of principal business office or, if none, residence: The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is 601 Brickell Key Dr., Suite 700, Miami, FL 33131.
Citizenship: Alumni Capital LP is a Delaware limited partnership. Alumni Capital GP LLC is a Delaware limited liability company. Ashkan Mapar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
*The shares of common stock (the "Shares") of Azitra, Inc. (the "Issuer") reported herein represent Shares acquired by, or that may be acquired by, Alumni Capital LP (the "Fund") pursuant to (i) a Purchase Agreement dated April 25, 2025 between the Issuer and the Fund (the "April 2025 Purchase Agreement"), (ii) warrants to purchase common stock of the Issuer held by the Fund or to be issued to the Fund in consideration of the Fund's entering into the Purchase Agreement (the "Commitment Warrants"), (iii) Shares acquired pursuant to a Purchase Agreement dated November 24, 2025 between the Issuer and the Fund ( the "November 2025 Purchase Agreement"), (iv) warrants to purchase common stock of the Issuer dated November 25, 2025 held by the Fund (the "Common Warrants"), and (v) pre-funded warrants to purchase common stock of the Issuer dated November 25, 2025 held by the Fund (the "Pre-Funded Warrants").

Under the Commitment Warrants, the Common Warrants, and the Pre-Funded Warrants, the Fund may acquire Shares (or securities convertible into or excercisable for Shares) in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One of such limitations is that the Fund is prohibited from acquiring any Shares under the Commitment Warrants which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates exceeding 9.99% of the Shares outstanding (the "9.99% Ownership Limitation"). Another of such limitations is that the Fund is prohibited from acquiring any Shares under the Common Warrants or the Pre-Funded Warrants, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates exceeding 4.99% of the Shares outstanding (the "4.99% Ownership Limitation"). The Fund may increase the 4.99% Ownership Limitation in the Common Warrants or the Pre-Funded Warrants up to 9.99% upon written notice to the Issuer (such increase in the Pre-Funded Warrants to be effective on the 61st day after such notice).

Furthermore, under the April 2025 Purchase Agreement, at the Issuer's sole discretion, the Fund may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the April 2025 Purchase Agreement. One of such limitations is that the Fund is prohibited from acquiring any Shares under the April 2025 Purchase Agreement, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates exceeding the 4.99% Ownership Limitation. The Fund may increase the 4.99% Ownership Limitation in the April 2025 Purchase Agreement up to 9.99% (a) with the Issuer's consent that shall not be unreasonably withheld, upon sixty-one (61) days prior written notice to the Issuer, or (b) upon written agreement of the Fund and the Issuer. In addition, upon each purchase of Shares under the April 2025 Purchase Agreement, the Fund will receive additional Commitment Warrants to purchase such number of Shares equal to 10% of the number of Shares so purchased under the April 2025 Purchase Agreement. The additional Commitment Warrants will also contain a 9.99% Beneficial Ownership Limitation.

As such, the percent of class reported herein is giving effect to the 9.99% Ownership Limitation and the 4.99% Ownership Limitation and is based upon the Issuer's Registration Statement on Form S-1 filed with the SEC on December 10, 2025 that there were 10,740,697 Shares outstanding as of December 10, 2025 plus the approximate total number of Shares that the Reporting Persons may acquire at the direction of the Issuer and/or upon exercise of all Commitment Warrants, Common Warrants, and Pre-Funded Warrants (subject to the 9.99% Ownership Limitation (and the 4.99% Ownership Limitations if they are increased to 9.99%)) in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

For the sake of clarity, as of the date of this filing, the Fund currently owns 535,759 Shares and has the right to acquire 596,863 Shares upon exercise of outstanding Commitment Warrants (based on the 9.99% Ownership Limitation in the Commitment Warrants). Should the Fund dispose of at least 356,895 Shares it currently owns, it would have the right to acquire an additional 795,579 Shares upon exercise of outstanding Commitment Warrants (based on the 9.99% Ownership Limitation in the Commitment Warrants). The Fund is electing to file this Schedule 13G solely to the extent that, for the purposes of Section 240.13d-3, the Reporting Persons are deemed to beneficially own the Shares pursuant to the April 2025 Purchase Agreement, the Commitment Warrants, the Common Warrants, and the Pre-Funded Warrants. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Exchange Act, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Alumni Capital LP - 9.99%
Alumni Capital GP LLC - 9.99%
Ashkan Mapar - 9.99%
Sole power to vote or to direct the vote:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to vote or to direct the vote:
Alumni Capital LP - 1,132,622*
Alumni Capital GP LLC - 1,132,622*
Ashkan Mapar - 1,132,622*
Sole power to dispose or to direct the disposition:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to dispose or to direct the disposition:
Alumni Capital LP - 1,132,622*
Alumni Capital GP LLC - 1,132,622*
Ashkan Mapar - 1,132,622*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (12/19/2025)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (12/19/2025)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (12/19/2025)